November 10, 2016

Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	WildHorse Resource Development Corporation

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted October 17, 2016

CIK No. 0001681714

Dear Ms. Nguyen:

Set forth below are the responses of WildHorse Resource Development Corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 4, 2016, with respect to Amendment No. 2 to Draft Registration Statement on Form S-1, CIK No. 0001681714, submitted to the Commission on October 17, 2006 (the “Registration Statement”).

Concurrently with the submission of this letter, we are making the initial public filing of the Registration Statement (the “Initial Filing”) via EDGAR. For convenience, we will hand deliver three full copies of the Initial Filing, as well as three copies of the Initial Filing marked to show all changes made since the prior confidential submission of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Initial Filing unless otherwise specified.

Securities and Exchange Commission

November 10, 2016

Prospectus Summary

Corporate Reorganization, page 9

1.	We note your response to prior comment 1 and your statement that the number of shares of your common stock owned by your two principal stockholders will not change based on the implied equity valuation of the company. Please update your disclosure in this section to better explain the methodology pursuant to which the predecessors’ equity holdings will be exchanged for your common shares.

RESPONSE: Pursuant to discussions with the Staff, we do not believe further disclosure explaining the methodology of share allocation among equity holders prior to the offering is relevant to potential investors’ investment decision. As discussed, the total number of shares to be owned by the owners of WildHorse, Esquisto and Acquisition Co., as well as the allocation of those shares among such owners will be fixed prior to, and will be disclosed in, the preliminary prospectus to be delivered to investors prior to commencement of the road show. The allocation of shares will be determined based on the mutual agreement of the owners of WildHorse, Esquisto and Acquisition Co prior to the completion of the preliminary prospectus and the commencement of the road show.

Business, page 93

Reserve Data, page 102

2.	Please expand your disclosure to explain why probable and possible reserves information for the period ending December 31, 2015 is not provided in the tabular presentation on page 103. In this regard, we note that Exhibits 99.2 and 99.4 include information for Esquisto relating to probable and possible reserves. It is the staff’s view that the information in the reserves report should correlate with the disclosure in the filing. Please either obtain and file a revised reserve report that does not include the information relating to probable and possible reserves, or revise the Registration Statement on Form S-1 to present this optional information in a manner that is consistent with the disclosure requirements under Item 1202(a)(2) of Regulation S-K. To the extent that you provide information relating to probable and possible reserves, such information should be presented in your filing and the corresponding reserves reports relating to both Esquisto and WildHorse.

RESPONSE: We have revised the Esquisto reserve reports to remove Esquisto’s probable and possible reserves for the years ended December 31, 2015 and 2014. In addition, we have revised the Registration Statement to disclose that Cawley has not previously prepared or audited any estimates of WildHorse’s probable or possible reserves as of any date prior to June 30, 2016. Accordingly, we determined not to include probable and possible reserves for Esquisto and believe our comparable historical reserve disclosure for our predecessor and Esquisto is appropriate. Please see page 112 and Exhibits 99.2 and 99.4.

Securities and Exchange Commission

November 10, 2016

Narrative Disclosures

Incentive Units

WildHorse Incentive Units, page 132

3.	We note your revised disclosure in this section regarding the exchange incentive units in response to comments 12 and 13. In particular, we note that the incentive units are subject to tiered vesting upon future cumulative cash distributions received by WildHorse Resources II, LLC and that you may recognize non-cash compensation expense within general and administrative expenses which may be material. Please further expand your disclosure in this section to discuss the mechanics of the triggering events for the various tiered units, in light of the registrant’s current dividend policy to retain future earnings to finance operations and business development.

RESPONSE: We have revised the Registration Statement to further expand disclosure regarding the mechanics of triggering events for the various tiered units. Please see pages 145 and 148.

4.	We note your revised disclosure in the second paragraph on page 133 regarding the five tiers of the WildHorse Incentive Units and how respective unitholders will be entitled to future distributions only after all of the members that have made capital contributions to WildHorse have received cumulative cash distributions in respect of their membership interests. Please clarify your references to “members” here.

RESPONSE: We have revised the Registration Statement to clarify our references to the “members” of WildHorse accordingly. Please see page 144.

Change in Control Plan, page 137

5.	Please revise your narrative in this section to fully explain what constitutes a change of control under the CIC Plan.

RESPONSE: We have revised the Registration Statement to fully explain what constitutes a change of control under the CIC Plan. Please see page 149.

Securities and Exchange Commission

November 10, 2016

WildHorse Resource Development Corporation

Notes to Unaudited Pro Forma Combined Financial Statements

Supplemental Disclosure of Oil and Natural Gas Operations, page F-12

Standardized Measure of Discounted Future Net Cash Flows, page F-17

6.	The reserves reports relating to WildHorse Resources II, LLC, filed as Exhibits 99.1, 99.3 and 99.5, respectively, state the “estimated net cost of plugging and the salvage value of equipment at abandonment has not been included.” Please tell us if the costs associated with the abandonment of your proved properties, including the costs related to the proved undeveloped locations included in the reserves report, have been omitted as part of the development costs used in the calculation of the standardized measure presented on page F-18 and elsewhere on page F-48 for WildHorse Resources II, LLC. If such costs have been omitted, please tell us why a revision in the calculation of the standardized measure is not necessary. In this regard, Exhibits 99.2, 99.4 and 99.6, relating to Esquisto Resources, state that such costs are included. Thus, there appears to be an inconsistency in the basis relating to the calculation of the standardized measure for the two entities.

If you require further clarification, please refer to the guidance provided by the Division of Corporation Finance to companies engaged in oil and gas producing activities in a letter dated February 4, 2004, available on our website at:

http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

RESPONSE: We have revised WildHorse’s reserve reports and our reserve disclosure in the Registration Statement to include the estimated net cost of plugging and the salvage value of equipment at abandonment with respect to WildHorse’s reserves, and we have revised our standardized measure accordingly. Please see pages F-15 through F-23 and Exhibits 99.1, 99.3 and 99.5.

Exhibit 99.1, Exhibit 99.3, Exhibit 99.5

7.	Please obtain and file a revised reserves report that presents the figures for the average realized prices by product type after adjustments for location and quality differentials such as transportation, quality, and gravity in addition to the initial benchmark prices for the reserves included in the report. This information should be included in the report as part of the primary economic assumptions pursuant to Item 1202(a)(8)(v) of Regulation S-K.

RESPONSE: We have revised the WildHorse reserve reports to present the figures for the average realized prices by product type after adjustments for location and quality differentials. Please see Exhibits 99.1, 99.3 and 99.5.

Securities and Exchange Commission

November 10, 2016

Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5, Exhibit 99.6

8.	Please obtain and file a revised reserves report that states the purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission. This information should be included in the report pursuant to Item 1202(a)(8)(i) of Regulation S-K.

RESPONSE: We have revised the Registration Statement accordingly. Please see Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6.

9.	We also note the reserves report refers to additional supplemental information such as “composite forecasts ... presented by category in Tables I-TP, I-PDP, I-PDNP and I-PUD” and an “Appendix” that are not included in the report. Please obtain and file a revised report to include the referenced supplemental information. Alternatively, remove these references if you do not intend to include this supplemental information.

RESPONSE: We have revised all of our reserve reports accordingly. Please see Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6.

*            *             *            *            *

Securities and Exchange Commission

November 10, 2016

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams or Michael S. Telle of Vinson & Elkins L.L.P. at (713) 758-3613 or (713) 758-2350, respectively.

Very truly yours,

WILDHORSE RESOURCE DEVELOPMENT CORPORATION

By:	/s/ Jay C. Graham
Name:	Jay C. Graham
Title:	Chief Executive Officer

Enclosures

cc: Anthony Bahr, WildHorse Resource Development Corporation
Douglas E. McWilliams, Vinson & Elkins L.L.P.
Michael S. Telle, Vinson & Elkins L.L.P.